Exhibit 17.1-----Resignation of William Koehler.

October 27, 2009

Members of the Board of Directors of Bluegate Corporation:
Steve Sperco
Manfred Sternberg
Charles Liebold
Dale Geary

701 N. Post Oak Rd, Suite 600
Houston, Texas 77024

Effective immediately, I hereby resign from my position as a member of the Board of Directors of Bluegate Corporation.

Respectfully,

/s/ William E. Koehler
William E. Koehler

CC: Joel Seidner

Delivered via email to all members of Board and Legal Counsel